To the shareholders of Statoil ASA

NOTICE OF ANNUAL GENERAL MEETING

on 19 May 2011 at 17.00
at Stavanger Forum, Gunnar Warebergsgate 13, NO-4021 Stavanger

AGENDA

1. Opening of the annual general meeting by the chair of the corporate assembly (no voting)

2. **Election of a chair of the meeting**
    The board of directors proposes that the general meeting elects the chair of the corporate assembly, Olaug Svarva, as chair of the meeting.

3. **Approval of the notice and the agenda**

4. **Registration of attending shareholders and proxies (no voting)**

5. **Election of two persons to co-sign the minutes together with the chair of the meeting**

6. **Approval of the annual report and accounts for Statoil ASA and the Statoil group for 2010 including the board of directors' proposal for distribution of dividend**
    The board of directors proposes a total dividend of NOK 6.25 per share for 2010. The dividend accrues to the shareholders as of 19 May 2011. Expected payment of dividends is 1 June 2011.

7. **Declaration on stipulation of salary and other remuneration for executive management**
    In accordance with section 6-16a of the Public Limited Companies Act, the board of directors will prepare a statement regarding the settlement of salary and other remuneration for executive management. The content of the statement is included in note 6 to Statoil's annual report and accounts for 2010 which have been prepared in accordance with accounting principles generally accepted in Norway (NGAAP). The general meeting will consider the statement by an advisory vote.

8. **Determination of remuneration for the company's auditor**

9. **Determination of remuneration for the corporate assembly**
    The nomination committee proposes the following changes to the remuneration to the corporate assembly:

	From	To
Chair	NOK 100,000/yearly	NOK 103,500/yearly
Deputy chair	NOK 52,500/yearly	NOK 54,500/yearly
Members	NOK 37,000/yearly	NOK 38,250/yearly
Deputy members	NOK 5,250/meeting	NOK 5,500/meeting

10. **Election of member to the nomination committee**
    Bjørn Ståle Haavik has informed that he wishes to withdraw from the nomination committee. The nomination committee nominates Ingrid Rasmussen, director general, department for economic and administrative affairs, Ministry of Petroleum and Energy, as a new member of the nomination committee until the annual general meeting in 2012. For further information, see the nomination committee's nomination on www.statoil.com.

    The other members of the nomination committee, Olaug Svarva (chair), Tom Rathke and Live Haukvik Aker, are elected until the annual general meeting in 2012.

11. **Determination of remuneration for the nomination committee**
    The nomination committee proposes the following changes to the remuneration to the nomination committee:

	From	To
Chair	NOK 10,000/meeting	NOK 10,400/meeting
Members	NOK 7,400/meeting	NOK 7,700/meeting

12. **Authorisation to acquire Statoil shares in the market in order to continue implementation of the share saving plan for employees**
    Since 2004, the company has had a share saving plan for employees of the group. The purpose of this scheme is to enhance a good business culture and encourage loyalty through employees becoming part-owners of the company. In Norway, approximately 80% of the employees participate in the share saving plan. At the annual general meeting in 2010 it was decided to authorise the board of directors to acquire shares in the market for this purpose. This

authorisation expires on the date of the annual general meeting 2011. It is proposed that the general meeting gives the board of directors a new authorisation to acquire shares in the market, in order to continue the company's share saving plan.

Proposed resolution:
"The board of directors is authorised on behalf of the company to acquire Statoil shares in the market. The authorisation may be used to acquire own shares at a total nominal value of up to NOK 20,000,000. Shares acquired pursuant to this authorisation may only be used for sale and transfer to employees of the Statoil group as part of the group's share saving plan, as approved by the board of directors. The minimum and maximum amount that may be paid per share will be NOK 50 and 500 respectively.

The authorisation is valid until the next annual general meeting, but not beyond 30 June 2012.

This authorisation replaces the previous authorisation to acquire own shares for implementation of the share saving plan for employees granted by the annual general meeting on 19 May 2010."

13. **Authorisation to acquire Statoil shares in the market for subsequent annulment**
    The board of directors requests the annual general meeting for authorisation to repurchase up to 75,000,000 own shares in the market (approximate 2.4 per cent of the company's share capital) in accordance with section 9-4 of the Public Limited Companies Act. Such authorisation is common in many listed companies. The repurchase of own shares benefits shareholders by increasing the owner interest in the company of remaining shares.

    The reason for the request for such an authorisation is to enable Statoil's board of directors to utilise the mechanism permitted by the Public Limited Companies Act with respect to the distribution of capital to the company's shareholders. The repurchase of own shares will also be an important means of continually adjusting the company's capital structure in order to make it more expedient.

    Statoil's dividend policy was revised on 10 February 2010:
    "It is Statoil's ambition to grow the annual cash dividend, measured in NOK per share, in line with long term underlying earnings. When deciding the annual dividend level, the board will take into consideration expected cash flow, capital expenditure plans, financing requirements and appropriate financial flexibility. In addition to cash dividend, Statoil might buy back shares as part of the total capital distribution to the shareholders."

    It is a precondition that the repurchased shares are subsequently annulled through a resolution to reduce the company's share capital by a new general meeting. It is also a precondition for the repurchase and the annulment of own shares that the state's owner interest in Statoil ASA is not changed. In order to achieve this, a proposal will also be put forward for the general meeting which is to decide the annulment of the repurchased shares for the redemption of a proportion of the state's shares, so that the state's owner interest in the company remains unchanged. The state currently has an ownership interest of 67 per cent, and the total annulment and redemption could thus involve up to 227.272.727 shares (approximately 7.1 per cent of the company's share capital).

    It is also a precondition for the board of directors' request for authorisation to repurchase own shares, that Statoil and the state represented by the Ministry of Petroleum and Energy, have entered into an agreement whereby the Ministry undertakes to vote in favour of authorisation of the acquisition of own shares, their subsequent annulment and the redemption of a corresponding number of the state's shares. On redemption of the shares, Statoil ASA will pay a price to the state for each share corresponding to a volume-weighted average of the price paid by Statoil ASA for shares purchased in the market, plus interest compensation calculated from the date of the individual repurchases until payment is effected.

    Proposed resolution:
    "The board of directors of Statoil ASA is hereby authorised to acquire Statoil shares in the market on behalf of the company with a nominal value of up to NOK 187,500,000. The minimum and maximum amount that can be paid per share will be NOK 50 and NOK 500 respectively. Within these limits, the board of directors shall itself decide at what price and at what time such acquisition shall take place.

    Own shares acquired pursuant to this authorisation may only be used for annulment through a reduction of the company's share capital, pursuant to the Public Limited Companies Act section 12-1.

    The authorisation is valid until the next annual general meeting, but not beyond 30 June 2012."

14. **Marketing Instructions for Statoil ASA – adjustments**
    On 25 May 2001 the general meeting of Statoil ASA adopted the "Marketing Instructions for Statoil ASA" (Marketing Instructions) which entails that Statoil ASA shall market oil and gas produced from the state's direct financial interest on the Norwegian continental shelf (SDFI) together with its own oil and gas. The overall objective of the marketing arrangement is to obtain the highest possible total value for the state and Statoil's petroleum and to ensure a fair distribution of the total value creation. A need for making certain adjustments to the Marketing Instructions has been identified. The Marketing Instructions presently stipulate in detail how the reference price for crude oil and natural gas liquids (NGL) between the state and Statoil shall be determined. This shall, amongst others, be determined on the basis of certain publicly available price quotations. Changes in the market after the adoption of the Marketing Instructions have resulted in changes in the price quotations and the type of contracts that are used

in the trading of crude oil and NGL. In order to ensure that Statoil has the necessary incentives to obtain the highest possible total value for the state and Statoil's crude oil and NGL, it is deemed necessary to adapt the reference price for crude oil and NGL to the market conditions prevailing at any time. The board of directors supports the proposal and recommends that the general meeting adopts, in principle, a decision that the necessary adjustments to the Marketing Instructions be made on the basis of the above. The adjustments as such will be made by the state, represented by the Ministry of Petroleum and Energy. The board of directors will follow up the adjustments made.

Proposed resolution:
"The general meeting approves that adjustments in the Marketing Instructions for Statoil ASA, adopted by the general meeting on 25 May 2001, be made to the provisions concerning reference price for crude oil and NGL, thereby ensuring Statoil the necessary incentives to obtain the highest possible value for the state and Statoil's oil and gas under the market conditions prevailing at any time. The adjustments to the Marketing Instructions as such are made by the state, represented by the Ministry of Petroleum and Energy."

15. **Changes to the articles of association**
    The board proposes the following changes to the articles of association for Statoil ASA (proposed new text is underlined). Statoil ASA's current articles of association are available at www.statoil.com.

    Articles of association, article 4
    "The board of directors of the company shall consist of 9-11 members. The board of directors, including the chair and the deputy chair, shall be elected by the corporate assembly. Deputy directors may be elected in respect of the directors elected by and among the employees in accordance with regulations stipulated in or pursuant to the Public Limited Companies Act. The board of directors may be elected for up to two years."

    Articles of association, article 9
    "Documents relating to matters to be dealt with by the company's annual general meeting, including documents which by law shall be included in or attached to the notice of the annual general meeting, do not need to be sent to the shareholders if the documents are accessible on the company's home pages. A shareholder may nevertheless request that documents, which relate to matters to be dealt with by the company's annual general meeting, be sent to him/her.

    The annual general meeting shall address and decide the following matters:
    1. *Adoption of the annual report and accounts, including the declaration of dividends*
    2. *Any other matters which are referred to the annual general meeting by statute law or the articles of association.*

    Shareholders are able to vote in writing, including through electronic communication, in a period before the general meeting. The board of directors can stipulate guidelines for such advance voting. It must be stated in the notice for the general meeting which guidelines have been set."

    Articles of association, article 11
    "The duties of the nomination committee are to submit a recommendation to
    1. *the annual general meeting for the election of shareholder-elected members and deputy members of the corporate assembly and remuneration of members of the corporate assembly;*
    2. *the annual general meeting for the election and remuneration of members of the nomination committee;*
    3. *the corporate assembly for the election of shareholder-elected members of the board of directors and remuneration of the members of the board of directors and*
    4. *the corporate assembly for the election of the chair and the deputy chair of the corporate assembly.*

    The chair of the board of directors and the president and chief executive officer shall be invited, without having the right to vote, to attend at least one meeting of the nomination committee before it makes its final recommendation.

    The nomination committee consists of four members who must be shareholders or representatives of shareholders and who shall be independent of the board of directors and the company's management. The members of the nomination committee, including the chair, shall be elected by the annual general meeting. The chair of the nomination committee and one other member shall be elected from among the shareholder-elected members of the corporate assembly. The members of the nomination committee are normally elected for a term of two years.

    If the appointment of a member of the nomination committee terminates before the term of office has expired, the election of a new member can be deferred until the next general meeting of shareholders. If the appointment of the chair terminates before his/her term of office has expired, the committee elects from among its members a new chair to hold office until the next general meeting of shareholders.
    The annual general meeting stipulates the remuneration to be paid to members of the nomination committee. The company will cover the costs of the nomination committee.

    The general meeting may adopt instructions for the nomination committee."

16. **Adopt instruction for the nomination committee**
    In accordance with the proposed change to the articles of association article 11, and as recommended by The

Norwegian Code of Practice for Corporate Governance, the board recommends that the general meeting adopts the "Instruction for the nomination committee in Statoil ASA" (to be found on www.statoil.com).

17. **Proposal from a shareholder**
A shareholder has proposed that the following resolution be adopted:
"Statoil's extraction of tar sands is a strategic path that
a) has substantial negative climate -, environmental – and social impact,
b) is not in line with Statoil's sustainable development and environmental goals and values and
c) damages the company's credibility and reputation, and exposes the shareholders to economic risks.

Extraction of tar sands is not compatible with the international ambition to limit global temperature rise below 2 degrees Celsius. It is not in the shareholders' long term interest that Statoil continues its extraction of oil from tar sands.

Statoil shall divest from tar sands extraction in Canada."

The board of directors' comments to the proposal will be available at www.statoil.com before the annual general meeting.

Registration
Shareholders wishing to attend, either in person or by proxy, must register by 16 May 2011 at 12.00 either at the address DnB Nor Bank ASA, Verdipapirservice, NO-0021 Oslo, by telefax no. +47 22 48 11 71 or electronically via Investor account services (Investortjenester). It is also possible to register via the group's website www.statoil.com. Registration form has been distributed to the shareholders.

Shareholders wishing to be present and vote at the annual general meeting by proxy may send their proxy form electronically via Investor account services, or to DnB Nor Bank ASA, Verdipapirservice, by the above-mentioned deadline. Proxy form, with instructions for use, has been distributed to the shareholders. Identity papers of both the proxy and the shareholder, and a certificate of registration if the shareholder is a corporate body, must be enclosed with the proxy form.

If shares are registered by a nominee in the VPS register, cf section 4-10 of the Norwegian Public Limited Companies Act, and the beneficial shareholder wants to vote for their shares, the beneficial shareholder must re-register the shares in a separate VPS account in their own name prior to the general meeting. If the holder can prove that such steps have been taken and that the holder has a de facto shareholder interest in the company, the holder may, in the company's opinion, vote for the shares. Decisions regarding voting rights for shareholders and proxy holders are made by the person opening the meeting, whose decisions may be reversed by the general meeting by simple majority vote.

Statoil ASA is a Norwegian public limited company governed by Norwegian law, including the Public Limited Companies Act and the Securities Trading Act. As of the date of this notice, the company has issued 3,188,647,103 shares, each of which represents one vote. The shares have equal rights also in all other respects. As of the date of this notice, the company has 5,469,638 treasury shares which will not be voted for.

A shareholder has the right to have items put on the agenda of the general meeting, provided that each such item is sent in writing to the board of directors together with a draft resolution or a justification as to why the item should be put on the agenda 28 days prior to the general meeting at the latest.

A shareholder may bring advisor to the general meeting and let one advisor speak on his/her behalf.

A shareholder has the right to table draft resolutions for items included in the agenda and to require that members of the board of directors and the CEO in the general meeting provide available information about matters which may affect the assessment of (i) the approval of the annual accounts and the annual report, (ii) items which are presented to the shareholders for decision, and (iii) the company's financial situation, including information about activities in other companies in which the company participates, and other matters to be discussed at the general meeting, unless the requested information cannot be disclosed without causing disproportionate harm to the company.

The shares will be traded ex-dividend on the Oslo stock exchange from 20 May 2011.

Notice of the annual general meeting and other case documents are available on www.statoil.com.

Stavanger, 14 March 2011
The board of directors of Statoil ASA

Information to be found on www.statoil.com:
1) Annual report and accounts, and auditor's report, for 2010
2) The nomination committee's nomination for a new member of the nomination committee
3) Instruction for the nomination committee in Statoil ASA

Attendance form and power of attorney for the annual general meeting has been distributed to the shareholders with the call for meeting.